SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-16463
                                                -------

                            Home Federal Corporation
    -------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

    122-128 West Washington Street, Hagerstown, Maryland 21740 (301) 733-6300
    -------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $1.00 per share
   -------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
    -------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)      [ X ]*      Rule 12h-3(b)(1)(ii)      [   ]
        Rule 12g-4(a)(1)(ii)     [   ]       Rule 12h-3(b)(2)(i)       [   ]
        Rule 12g-4(a)(2)(i)      [   ]       Rule 12h-3(b)(2)(ii)      [   ]
        Rule 12g-4(a)(2)(ii)     [   ]       Rule 15d-6                [   ]
        Rule 12h-3(b)(1)(i)      [   ]

*NOTE: This Form 15 is occasioned by the merger on November 15, 1996 of Home Federal Corporation with and into F&M Bancorp, a Maryland bank holding company.

         Approximate number of holders of record as of the certification or notice date: None.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Home Federal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 15, 1996                   Home Federal Corporation

                                 By:      F&M Bancorp,
                                          Successor to Home Federal Corporation*

                                 By:      /s/Faye E. Cannon
                                          ------------------
                                          Faye E. Cannon
                                          President

                                          * Filed pursuant to SEC Rule 12g-4(b).

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.